UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

C&D TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

124661109
(CUSIP Number)

Lisa Conrad
Angelo, Gordon & Co., LP
245 Park Avenue, 26th Floor
New York, New York 10167
(212) 692-8220
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index:  Page 8

CUSIP No. 124661109	Page 2 of 10 Pages

1           Names of Reporting Persons

ANGELO, GORDON & CO., L.P.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		5,498,706
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 5,498,706
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

5,498,706

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

20.78%

14           Type of Reporting Person (See Instructions)

IA; PN

CUSIP No. 124661109	Page 3 of 10 Pages

1           Names of Reporting Persons

JOHN M. ANGELO

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 5,498,706
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		5,498,706

11           Aggregate Amount Beneficially Owned by Each Reporting Person

                                                             5,498,706

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

20.78%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 124661109	Page 4 of 10 Pages

1           Names of Reporting Persons

MICHAEL L. GORDON

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5           Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 5,498,706
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		5,498,706

11           Aggregate Amount Beneficially Owned by Each Reporting Person

                                                            5,498,706

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

20.78%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. 124661109	Page 5 of 10 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by the Reporting Person (as defined therein) with the United States Securities and Exchange Commission on September 24, 2010 (the “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of C&D Technologies, Inc., a Delaware corporation (the “Issuer”) , issuable upon conversion of 5.5% convertible senior notes due 2026 (the “Notes”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Notes were acquired by the AG Funds.  The source of funds for the purchase of the Notes was the working capital of the AG Funds.  The total purchase price for all Notes held by the AG Funds was $54,902,905.

Item 5                  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)           As of the date hereof, the Reporting Persons beneficially own 5,498,706 Shares, which are issuable upon the conversion of the Notes.  According to the Issuer’s most recent Form 10-Q filed on September 14, 2010, the number of Shares outstanding as of July 31, 2010, was 26,462,957.  Assuming full conversion of the Notes beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 20.78% of the total number of Shares outstanding.

(b)(i)      Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 5,498,706 Shares, which are issuable upon the conversion of the Notes.

(ii)           Mr. Angelo may be deemed to have shared power to direct the voting and disposition of the 5,498,706 Shares, which are issuable upon the conversion of the Notes.

(iii)          Mr. Gordon may be deemed to have shared power to direct the voting and disposition of the 5,498,706 Shares, which are issuable upon the conversion of the Notes.

(c)           Information concerning transactions in the Shares, or securities convertible into, exercisable for, or exchangeable for the Shares, effected by the Reporting Persons during the past sixty days is set forth in Exhibit E hereto and is incorporated by reference herein.

(d)           The limited partners of (or investors in) each of the AG Funds participating in the investments described herein have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

CUSIP No. 124661109	Page 6 of 10 Pages

Item 7.	Material to Be Filed as Exhibits.

        Exhibit B - Joint Filing Agreement, dated as of September 24, 2010, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon.

Exhibit E to Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit E – Transactions in the Shares of C&D Technologies, Inc. in the Past 60 Days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 2010	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P.
Its General Partner

By: JAMG LLC
Its General Partner

By: /s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: November 10, 2010	JOHN M. ANGELO

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: November 10, 2010	MICHAEL L. GORDON

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

EXHIBIT INDEX

Page No.

B.	Joint Filing Agreement, dated as of September 24, 2010, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon	9

E.	Transactions in the Shares of C&D Technologies, Inc. in the Past 60 Days	10

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of C&D Technologies, Inc. dated as of September 24, 2010, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: September 24, 2010	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P.
Its General Partner

By: JAMG LLC
Its General Partner

By: /s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: September 24, 2010	JOHN M. ANGELO

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: September 24, 2010	MICHAEL L. GORDON

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

EXHIBIT E

Transactions in the Notes of C&D Technologies, Inc. in the Past 60 Days

For the Account of	Date of Transaction	Nature of Transaction	Security	Shares Underlying Notes Purchased	Gross Consideration for Notes
Angelo, Gordon & Co., LP	09/17/2010	Open Market Purchase	C&D Technologies 5.50% 11/26/2011	1,395,348	$4,657,500
Angelo, Gordon & Co., LP	11/08/2010	Open Market Purchase	C&D Technologies 5.50% 11/26/2011	2,139,534	$7,555,500